Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten

Putnam Capital Manager Series VI/VIR/VII
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series VI/VIR of Putnam Capital Manager, Series VII of Putnam Capital Manager, and Series I/IR of Putnam Asset Manager.

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten

Putnam Capital Manager VI/VIR//VII

Supplement dated June 15, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
In Appendix A - Investment Options Available Under the Contract: the following fund fees current expenses are updated:

NOTE: IA shares are only available for Putnam Capital Manager Series VI/VIR, IB shares are only available for Putnam Capital Manager Series VII and Putnam Asset Manager. ClearBridge funds are only available for Putnam Asset Manager.

Fund and Adviser/Subadviser	Current Expenses
LVIP ClearBridge Dividend Strategy Fund – Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.75%*
LVIP ClearBridge Large Cap Value Fund – Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.72%*
Putnam VT Diversified Income Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.80%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.05%
Putnam VT Global Health Care Fund - Class IA† Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.75%
Putnam VT High Yield Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.71%
Putnam VT High Yield Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.96%
Putnam VT Income Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.57%

Putnam VT Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.82%
Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.87%
Putnam VT Small Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.77%
Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	1.02%
Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.88%
Putnam VT U.S. Research Fund - Class IA (formerly Putnam VT Research Fund) Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.68%

HV-8264